Exhibit 3

For Immediate Release	29 February 2008

WPP Group plc (“WPP”)

Voting rights and Capital

WPP confirms that its capital consists of 1,181,137,880 ordinary shares with voting rights.

WPP holds 2,000,000 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,179,137,880.

The figure of 1,179,137,880 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact :
Feona McEwan,	T. 44-20 7408 2204
WPP
www.wpp.com